Dresser, Inc.

15455 Dallas Parkway, Suite 1100

Addison, Texas 75001

June 20, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	David Ritenour
Daniel Duchovney

Re:	Dresser, Inc.
Registration Statement on Form S-1
SEC File No. 333-118800 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), please consider this letter an application on behalf of Dresser, Inc. (the “Company”) to withdraw the Company’s above-referenced Registration Statement, and a request that the Securities and Exchange Commission (the “Commission”) consent to such withdrawal as soon as practicable. The Registration Statement was originally filed with the Commission on September 3, 2004 and amended on December 7, 2004.

The Company is requesting withdrawal of its Registration Statement in order to devote its resources to correcting the material weaknesses regarding internal control over financial reporting that were identified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (SEC File No. 001-32372). The Registration Statement was never declared effective and no securities have been issued or sold pursuant thereto.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Please provide the undersigned with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (972) 361-9890.

Very truly yours,

Dresser, Inc.

/s/ David M. Dolan
By: David M. Dolan
Corporate Secretary and Associate General Counsel